UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation

Abolition of the Retirement Gratuities Program for Officers and

Introduction of Stock Compensation Type Stock Options (Stock Acquisition Rights)

Tokyo, May 23, 2007 — Mitsubishi UFJ Financial Group, Inc. (the Company), The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation resolved at their respective meeting of the Board of Directors held today to (i) abolish the retirement gratuities program for officers (heavily based on the seniority system) as a part of the management reforms and (ii) submit, at their respective Ordinary General Meeting of Shareholders to be held in June 2007, a proposal for introduction of stock compensation type stock options (stock acquisition rights) for the purpose of sharing the merits and risks of stock price changes with shareholders of the Company and further strengthening the officers’ motivation to contribute to the consolidated results of the Company.

1.	Abolition of the Retirement Gratuities Program

Each company will abolish its retirement gratuities program for Directors, Corporate Auditors and Executive Officers of each company upon the close of its respective Ordinary General Meeting of Shareholders to be held in June 2007. The retirement gratuities for such officers’ work during their years of service with each company, up to the close of the said respective Ordinary General Meeting of Shareholders, will be paid in a lump sum at the time of the retirement of each relevant officer. Each company will submit, at its respective Ordinary General Meeting of Shareholders to be held in June 2007, a proposal for the lump sum payment of the retirement gratuities for Directors and Corporate Auditors of each company.

2.	Introduction of Stock Compensation Type Stock Options (Stock Acquisition Rights)

In addition to the abolition of the retirement gratuities program for officers, each company decided to allot to Directors, Corporate Auditors and Executive Officers of each company, stock options in which the amount to be paid-in per share to be issued or transferred upon exercise of stock acquisition right shall be one (1) yen. Each company will submit, at its respective Ordinary General Meeting of Shareholders to be held in June 2007 a proposal for stock option remuneration, etc. with respect to stock options to Directors and Corporate Auditors.

It is proposed that the details of the stock options (stock acquisition rights) issued to Directors and Corporate Auditors of the Company be as described in the Exhibit.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950
Mitsubishi UFJ Trust and Banking Corporation	Public Relations Office	81-3-6214-6044

(Exhibit: Details of Stock Options (Stock Acquisition Rights) Issued to Directors and Corporate Auditors of the Company)

1.	Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

The class of shares to be issued or transferred upon exercise of stock acquisition rights shall be shares of common stock of the Company.

The maximum number of shares to be issued or transferred upon exercise of stock acquisition rights which shall be issued within one (1) year after the date of each ordinary general meeting of shareholders shall be 300 shares in total for Directors (including 25 shares in total for Outside Directors) and 100 shares in total for Corporate Auditors. In the event that the number of shares to be issued or transferred upon exercise of each stock acquisition right (hereinafter referred to as the “Number of Granted Shares”) is adjusted, the number of shares to be issued or transferred upon exercise of the stock acquisition rights shall not exceed the number obtained by multiplying the Number of Granted Shares after adjustment by the maximum limit of the aggregate number of stock acquisition rights allotted to each of the Directors, Outside Directors and Corporate Auditors, as prescribed in 2. below, with respect to the total number of shares granted to each of the Directors, Outside Directors and Corporate Auditors.

The Number of Granted Shares shall be one (1) share of common stock of the Company. Provided, however, that in the event that the Company splits one (1) share of common stock of the Company into 1,000 shares as of September 30, 2007 and the Articles of Incorporation of the Company newly provides that the number of shares constituting one (1) unit of shares of the Company is 100 shares, the Number of Granted Shares shall be adjusted on the same day and changed to 100 shares.

In the event that the Company conducts a stock split, or consolidates the shares of common stock of the Company, on and after October 1, 2007, the Number of Granted Shares shall be adjusted in accordance with the following formula and any fraction less than one (1) share resulting from the adjustment shall be disregarded:

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	x	Ratio of stock split or stock consolidation

If the Company conducts mergers, consolidations, corporate separations or capital reductions, or if any other events occur that require the adjustment of the Number of Granted Shares in a manner similar to such events on and after the date of the resolution at the ordinary general meeting of shareholders to be held on June 28, 2007, the Company shall appropriately adjust the Number of Granted Shares to a reasonable extent.

2.	Aggregate Number of Stock Acquisition Rights

The number of stock acquisition rights which shall be allotted within one (1) year after the date of each ordinary general meeting of shareholders shall not exceed 300 in total which shall be allotted to Directors (including 25 in total for Outside Directors) and not exceed 100 in total which shall be allotted to Corporate Auditors. Provided, however, that in the event that the Company splits one (1) share of common stock of the Company into 1,000 shares as of September 30, 2007 and the Articles of Incorporation of the Company newly provides that the number of shares constituting one (1) unit of shares of the Company is 100 shares, the maximum number of stock acquisition rights which shall be allotted within one (1) year after the date of each ordinary general meeting of shareholders shall be adjusted on the same day and changed to be 3,000 in total for Directors (including 250 in total for Outside Directors) and 1,000 in total for Corporate Auditors.

3.	Amount to be Paid upon Allotment of Stock Acquisition Rights (Issue Price)

The amount to be paid upon allotment of each stock acquisition right (issue price) shall be the amount determined by the Board of Directors based on the fair value of such stock acquisition rights, which shall be determined upon allotment of such stock acquisition rights.

4.	Amount of Assets to be Contributed upon Exercise of Stock Acquisition Rights

The amount of assets to be contributed upon exercise of each stock acquisition right shall be the amount obtained by multiplying the amount to be paid-in per share to be issued or transferred upon exercise of such stock acquisition right (which shall be one (1) yen), by the Number of Granted Shares.

5.	Period during which Stock Acquisition Rights May be Exercised

The period during which the stock acquisition rights may be exercised shall be determined by the Board of Directors of the Company to begin not earlier than the date of the allotment and to end not later than 30 years from such date.

6.	Restrictions on the Acquisition of Stock Acquisition Rights through Transfer

The acquisition of stock acquisition rights through transfer shall require the approval by a resolution of the Board of Directors of the Company.

7.	Other Conditions for the Exercise of Stock Acquisition Rights

Any holder of stock acquisition rights may exercise such stock acquisition rights on and after the time when such holder becomes neither a Director nor an Executive Officer of the Company (in the case where the holder is the Director) or loses the status as a Corporate Auditor of the Company (in the case where the holder is the Corporate Auditor).

Other conditions for the exercise of stock acquisition rights shall be determined by the Board of Directors of the Company which will resolve the terms and conditions of offering the stock acquisition rights and other matters.